[LETTERHEAD OF PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP]

1285 Avenue of the Americas

New York, NY 10019-6064

July 20, 2007

Via EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549-3628

Re:	Ryerson Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 5, 2007 by the Harbinger Capital Partners Master Fund I, Ltd.

and Harbinger Capital Partners Special Situations Fund, L.P.

File No. 001-09117

Schedule 13D/A filed June 12, 2007

File No. 001-09117

Dear Mr. Duchovny:

The following are the responses of Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, the “HCP Funds”) to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated July 9, 2007 (the “Comment Letter”), with respect to the HCP Funds’ Schedule 14A filed on July 5, 2007, and Schedule 13D/A filed on June 12, 2007, relating to Ryerson Inc., a Delaware corporation (the “Company”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

Revised Schedule 14A

1. We reissue comment 5. Please revise the penultimate paragraph of page 2 to state definitively whether a person is a beneficial owner of company securities, instead of saying that a person “may be deemed” to be a beneficial owner. Refer to the definition of beneficial ownership in Rule 13d-3.

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure as requested.

Daniel F. Duchovny	2

Annex A

2. We note your disclosure with respect to the swap agreements to which the funds are parties. Please provide the disclosure required by Item 5(b)(viii) of Schedule 14A. In addition, disclose whether the swap agreements have affected the economic exposure of the funds to the company’s securities.

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure as requested.

Schedule 13D/A

3. We note your disclosure in Item 6 with respect to the swap agreements to which the funds are parties. Please revise your disclosure to provide the description of these agreements as required by Item 6 of Schedule 13D. In addition, please provide us your analysis for not filing the agreements to the Schedule 13D.

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure in response to Item 6 as requested.

The HCP Funds have determined that the swap agreements are not required to be filed with the Schedule 13D based on their conclusion that the swap agreements do not fall within the categories of agreements required to be filed as set forth in Item 7 of Schedule 13D. Item 7 of Schedule 13D requires the filing of “all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.” The HCP Funds respectfully note that, while Item 6 of Schedule 13D requires disclosure of any agreement “with respect to securities of the issuer,” the language used in Item 7 is more specific, requiring the filing only of contracts related to the specific items quoted above. The swap agreements do not relate to any of the items quoted above and, with specific reference to clause (3), the HCP Funds note that the swap agreements do not relate to the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy. As such, the HCP Funds do not believe such filing is required under Schedule 13D.

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Daniel F. Duchovny	3

Together with this response, the HCP Funds are filing an Amendment No. 2 to the proxy statement on Schedule 14A, as well as an Amendment No. 4 to the Schedule 13D, to amend those documents in a manner consistent with the comments and responses set forth above.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Robert Schumer at (212) 373-3097, Raphael Russo at (212) 373-3309 or Steven Williams at (212) 373-3257.

Very truly yours,

/s/ Steven J. Williams